UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2012

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Publicly-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registration (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON SEPTEMBER 26, 2012

DATE, TIME, AND PLACE:

September 26, 2012, at 11:30 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company” or “Santander”).

ATTENDANCE:

The majority of the Company’s Board of Directors members, as follows: Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Marcial Angel Portela Alvarez - Vice-Chairman of the Board of Directors; and Messrs. José Manuel Tejón Borrajo, José de Menezes Berenguer Neto, José de Paiva Ferreira, José Roberto Mendonça de Barros, Mrs. Viviane Senna Lalli - Directors. Mr. José Antonio Alvarez Alvarez was  absent due to justified reasons. Also attending: Mrs. Conrado Engel, Vice-President Senior Executive Officer, and Mr. Carlos Alberto López Galán, Vice-President Executive Officer.

CALL NOTICE:

The Meeting was duly convened as provided for in article 16 of the Company’s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company’s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, who invited Mr. Marco Antônio Martins de Araújo Filho, Company’s Vice-President Executive Officer, to act as Secretary of the Meeting.

AGENDA:

(a) Acknowledge the dismissal of an Officer without a Specific Designation; (b) Acknowledge the resignation of an Officer without a Specific Designation; and (c) Confirm the members of the Board of Executive Officers of the Company.

RESOLUTIONS:

Initially, the Board of Directors’ members approved the Minutes of the Meeting’s drafting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without the signatures of the Directors. Proceeding to the items on the Agenda and pursuant to the documents presented to the Directors, after examination and discussion of such matters, the Company’s Board of Directors unanimously resolved to:

(a)        Acknowledge, pursuant to article 17, item III of the Bylaws of the Company, the dismissal as of August 8, 2012 of Mr. Luis Carlos Guimarães de Carvalho Morais, Portuguese citizen, married, bank employee, bearer of the Passport nr. H331405PC/PRT, registered with the CPF/MF under nr. 234.286.958-44, as Company’s Officer without specific designation for which he was elected at the Meeting of the Board of Directors held on May 31st, 2011.

(b)       Acknowledge, pursuant to article 17, item III of the Bylaws of the Company, the resignation as of August 20, 2012 of Mr. Luis Aberto Citon, Portuguese citizen, single, bank employee, bearer of the Alien Registration Card (RNE) nr. 350.767 CGPI/DIREX/DPF, registered with the CPF/MF under nr. 058.056.977-26, as Company’s Officer without specific designation for which he was elected at the Meeting of the Board of Directors held on May 31st, 2011.

(c)        As a result of the resolutions taken on items “a” and “b” above, confirm the members of the Board of Executive Officers of the Company, for a term of office which shall extend until the investiture of the persons elected at the first Meeting of the Board of Directors held after the 2013 Annual Shareholders Meeting: as Chief Executive Officer, Mr. Marcial Angel Portela Alvarez, a Spanish citizen, married, executive, bearer of foreigner’s identification card (“RNE”) # V196033-G, registered with the CPF/MF  under #  809.357.880-34; as Senior Vice President Executive Officer, Mr. Conrado Engel, Brazilian citizen, married, bank employee, bearer of Identity Card RG # 12849016-7 SSP/SC, registered with the CPF/MF  under #  025.984.758-52; as Vice President Executive Officers, Messrs. Angel Oscar Agallano, an Argentinian citizen, married, executive, bearer of RNE  # V386505-U, registered with the CPF/MF  under # 059.234.237-90; Carlos Alberto López Galán, a Spanish citizen, married, economist, bearer of RNE  # V156697-R, registered with the CPF/MF  under # 212.825.888-00; Ignacio Dominguez-Adame Bozzano, a Spanish citizen, married, bank employee, bearer of Passport # AC 091437, registered with the Individual Taxpayers’ Roll (CPF/MF) under # 234.100.598-57; João Guilherme de Andrade So Consiglio, a Brazilian citizen, married, economist, bearer of RG # 16.602.546 SSP/SP, registered with the CPF/MF  under # 119.038.148-63;  Juan Manuel Hoyos Martínez de Irujo, a Spanish citizen, married, economist, bearer of the Passport nr. AAE827693, registered with the CPF/MF  under # 060.144.477-92;  Lilian Maria Ferezim Guimarães, a Brazilian citizen, divorced, business administrator, bearer of RG # 10.999.165-5 SSP/SP,  registered with the CPF/MF  under # 063.940.958-00; Luís Felix Cardamone Neto, a Brazilian citizen, married, business administrator, bearer of RG # 11.759.329 SSP/SP, registered with the CPF/MF  under # 042.649.938-73; Marco Antonio Martins de Araújo Filho, a Brazilian citizen, divorced, lawyer, bearer of RG # 679.424 SSP/DF, registered with the CPF/MF  under # 266.159.751-49; Oscar Rodriguez Herrero, a Spanish citizen, single, administrator, bearer of RNE  # V485694-0, registered with the CPF/MF  under # 060.185.177-36; Pedro Carlos Aráujo Coutinho, a Brazilian citizen, legally separated, administrator, bearer of RG # M-3040237 SSP/MG, registered with the CPF/MF  under # 517.786.886-91; Pedro Paulo Longuini, a Brazilian citizen, married, engineer, bearer of RG nr. 8.645.275-7 SSP-SP, registered with the CPF/MF  under # 025.986.508-75; as Executive Officers, Messrs. Jose Alberto Zamorano Hernandez, a Spanish citizen, married, business administrator, bearer of Passport #  AD 849267, registered with the CPF/MF under # 058.006.547-27; José Roberto Machado Filho, a Brazilian citizen, married, engineer, bearer of RG # 17.421.547-2 SSP/SP,  registered with the CPF/MF  under # 116.001.028-59; Luciane Ribeiro, a Brazilian citizen, divorced, economist, bearer of RG # 9.053.919-9 SSP/SP, registered with the CPF/MF  under # 074.400.888-32; Maria Luiza de Oliveira Pinto e Paiva, a Brazilian citizen, married, bank employee, bearer of RG # 10.787.341 SSP/SP, registered with the CPF/MF  under # 129.079.488-06; and as Officers without specific designation, Messrs. Amancio Acúrcio Gouveia, a Brazilian citizen, married, accountant, bearer of RG #  52.782.974-2 SSP/SP, registered with the CPF/MF  under # 735.075.127-34; André Fernandes Berenguer, a Brazilian citizen, married, administrator,  bearer of RG # 13.864.602-8 SSP/SP, registered with the CPF/MF  under # 127.759.138-57; Antonio Pardo de Santayana Montes, a Spanish citizen, married, economist, bearer of Passport # AD 114455, registered with the CPF/MF  under # 233.431.938-44; Cassio Schimitt, Brazilian citizen, married, economist, bearer of RG #  54.623.554-2 SSP/SP, registered with the CPF/MF  under # 581.099.430-04;  Cassius Schymura, a Brazilian citizen, married, engineer, bearer of RG # 063706394 IFP/RJ, registered with the CPF/MF  under # 813.530.307-68; Clovis Hideaki Ikeda, a Brazilian citizen, married, business administrator, bearer of RG # 12.673.728 SSP/SP, registered with the CPF/MF  under # 049.392.408-60; Ede Ilson Viani, a Brazilian citizen, married, administrator, bearer of RG # 17.488.375 SSP/SP, registered with the CPF/MF  under # 064.923.468-58; Eduardo Müller Borges, a Brazilian citizen, married, administrator, bearer of RG # 13.091.142 SSP/SP, registered with the CPF/MF  under # 112.673.738-06; Flávio Tavares Valadão, a Brazilian citizen, single, engineer, bearer of RG # 10.285.508-0 SSP/SP, registered with the CPF/MF  under # 710.852.627-15; Gilberto Duarte de Abreu Filho, a Brazilian citizen, married, engineer, bearer of RG # 22.884.756-4 SSP/SP, registered with the CPF/MF  under # 252.311.448-86; Gilson Finkelsztain, a Brazilian citizen, married, engineer, bearer of the Identity Card RG nr. 07.055.797-0 IFP-RJ, registered with the CPF/MF  under # 012.032.457-18; Jamil Habibe Hannouche, a Brazilian citizen, married, educator, bearer of RG # M-9.104.363 SSP/MG, registered with the CPF/MF  under # 020.039.308-17; Luiz Felipe Taunay Ferreira,  a Brazilian citizen, married, business administrator, bearer of RG #  12.282.375 SSP/SP,  registered with the CPF/MF  under # 148.124.658-50;  Mara Regina Lima Alves Garcia, a Brazilian citizen, single, lawyer, bearer of the Identity Card RG nr. M3199598 SSP/MG, registered with the CPF/MF  under # 118.391.298-67; Marcelo Audi, a Brazilian citizen, married, business administrator, bearer of the Identity Card RG nr. 97.844.974 -  SSP-SP, registered with the CPF/MF  under # 104.859.868-33;  Marcelo Malanga, a Brazilian citizen, married, bank employee, bearer of RG # 18.120.214-1 SSP/SP, registered with the CPF/MF  under # 126.359.808-02; Marcelo Zerbinatti, a Brazilian citizen, married, bank employee, bearer of RG # 23.854.966-5 SSP/SP, registered with the CPF/MF  under # 136.738.758-25; Marcio Aurelio de Nobrega,  a Brazilian citizen, married, administrator, bearer of RG # 14.091.242-3 SSP/SP, registered with the CPF/MF  under # 085.947.538-70;  Marco André Ferreira da Silva, a Brazilian citizen, married, bank employee, bearer of RG # 15.154.716-6 SSP/SP, registered with the CPF/MF  under # 064.557.488-08; Maria Eugênia Andrade Lopez Santos, a Brazilian citizen, married, economist, bearer of RG # 00808680-02, SSP/BA, registered with the CPF/MF  under # 386.776.525-15; Mauro Siequeroli, a Brazilian citizen, married, business administrator, bearer of RG # 6.845.931 SSP/SP, registered with the CPF/MF  under # 011.585.128-30; Miguel Angel Albero Ocerin, a Spanish citizen, married, bank employee, bearer of RNE  # V569328-9-Temporary, registered with the CPF/MF  under # 233.348.458-69; Nilo Sérgio Silveira Carvalho, a Brazilian citizen, married, administrator, bearer of RG # 13.623.500 SSP/SP, registered with the CPF/MF  under # 025.442.898-30; Ramón Sanchez Díez, a Spanish citizen, married, economist, bearer of RNE  # V387945-Y, registered with the CPF/MF  under # 059.396.487-03; Reginaldo Antonio Ribeiro, a Brazilian citizen, married, economist, bearer of RG # 18.108.147-7 SSP/SP, registered with the CPF/MF  under # 091.440.778-31; Roberto de Oliveira Campos Neto, a Brazilian citizen, single, bank employee, bearer of RG # 38.628.900-1 SSP/SP, registered with the CPF/MF  under # 078.602.017-20; Ronaldo Yassuyuki Morimoto, a Brazilian citizen, single, bank employee, bearer of RG # 27.296.905-9 SSP/SP, registered with the CPF/MF  under # 267.678.438-22; Sergio Augusto Costantini, a Brazilian citizen, married, engineer, bearer of the Identity Card nr. 18.790.589-7 SSP/SP, registered with the CPF/MF  under # 172.364.118-92; Sérgio Gonçalves, a Brazilian citizen, married, economist, bearer of RG # 8.535.870-8 SSP/SP, registered with the CPF/MF  under # 007.641.538-46; Thomas Gregor Ilg, a Brazilian citizen, married, engineer, bearer of the Identity Card RG nr. 4948906 SSP/SP, registered with the CPF/MF  under # 120.800.938-94; and Wilson Luiz Matar, a Brazilian citizen, married, bank employee, bearer of RG # 9.928.569 SSP/SP, registered with the CPF/MF  under # 042.307.498-99; all resident and domiciled in São Paulo - SP, with business address at Avenida Presidente Juscelino Kubitschek, 2235, Vila Olímpia - São Paulo – SP. The Chairman of the Board clarified to the Directors that the investiture of the Vice-President Executive Officer, Mr. Juan Manuel Hoyos Martínez de Irujo, depends on the granting of permanent visa by the Ministry of Labor and Employment (MTE).

ADJOURNMENT: There being no further business to come before the Board of Directors, the Meeting was duly adjourned, and the minutes were read, approved, and signed by the present Board of Directors’ members and the Secretary. São Paulo, September 26, 2012. Mr. Celso Clemente Giacometti - Chairman of the Board of Directors; Mr. Marcial Angel Portela Alvarez, Vice-Chairman of the Board of Directors; and Messrs. José Manuel Tejón Borrajo, José de Menezes Berenguer Neto, José de Paiva Ferreira, José Roberto Mendonça de Barros, and Viviane Senna Lalli - Directors. Mr. Marco Antônio Martins de Araújo Filho – Secretary.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

______________________________________

Marco Antonio Martins de Araújo Filho

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: December 28, 2012

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer